UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer

Hightag Inc.

Legal status of Issuer

Form: Corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of Organization: September 27, 2022

Physical Address of Issuer

110 NW 2nd Street, Suite 210, Bentonville, Arkansas 72712

Website of Issuer

https://www.hightag.com

Is there a Co-Issuer?

No.

Current Number of Employees

3

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$170,083	$180,053
Cash & Cash Equivalents	$96,633	$113,529
Accounts Receivable	$0	$0
Short-term Debt	$198,110	$210,576
Long-term Debt	$524,500	$134,500
Revenues/Sales	$17,682	$22,963
Cost of Goods Sold	$226	$0
Taxes Paid	$450	$0
Net Income	($618,210)	($48,739)

August 18, 2026

FORM C-AR

Hightag Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Hightag Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at https://www.hightag.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 18, 2026. This Form C-AR relates to the fiscal year ended December 31, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. These statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. The Company undertakes no obligation to update any forward-looking

statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hightag Inc. (the "Company") is a Delaware corporation, formed on September 27, 2022. The Company is located at 110 NW 2nd Street, Suite 210, Bentonville, Arkansas 72712. The Company's website is https://www.hightag.com. The information available on or through our website is not a part of this Form C-AR.

The Business

Hightag designs, manufactures, and operates automated camera systems that capture and deliver action photos and videos to athletes. The Company partners with action sports destinations—such as mountain bike parks and ski resorts—to install networks of smart cameras throughout their facilities. Riders start a recording session in the Hightag mobile app, which streams GPS location data to the camera network; cameras automatically capture clips as the rider passes and deliver the footage to the rider's account. The Company generates revenue primarily through consumer purchases of Day Passes and Memberships, with a secondary revenue stream from partnered facilities via premium service contracts.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company has a limited operating history, has incurred significant losses, and there is substantial doubt about its ability to continue as a going concern.

For the fiscal year ended December 31, 2025, the Company incurred a net loss of $618,210 (including $230,706 of non-cash stock-based compensation) and held cash of $96,633 at year end against total liabilities of $722,610. The Company's independent accountants' review report on its fiscal 2024 financial statements included a going concern emphasis, and similar conditions persisted through fiscal 2025. The Company's ability to continue as a going concern depends on its ability to generate revenue from commercial deployments and/or raise additional capital. There is no assurance the Company will be able to do either on acceptable terms.

The Company's convertible promissory notes are past their maturity dates and have not been converted or repaid.

The Company has $166,500 in aggregate principal of convertible promissory notes that matured between January and July 2025, plus accrued interest of $25,642 as of December 31, 2025. The notes have not converted because a qualified equity financing has not occurred, and holders have not elected maturity conversion or demanded repayment. If holders were to demand repayment, the Company would not have sufficient liquidity to repay the notes in full, which could have a material adverse effect on the Company.

The Company substantially curtailed commercial operations during 2025 to redevelop its core technology platform, and the success of the redeveloped platform is not assured.

During 2025, the Company invested in a comprehensive redevelopment of its capture and delivery platform, replacing its original RFID-based triggering system with GPS-based triggering, in order to improve scalability across different sports, venues, and climates. Revenue in 2025 was limited while this redevelopment was underway. Commercial expansion to paid-entry destination venues is planned, but there can be no assurance that the redeveloped platform will achieve commercial traction.

The Company depends on relationships with destination partners.

The Company's model requires agreements with bike parks, ski resorts, and similar venues to host camera installations. Loss of key partners, failure to sign new destinations, or changes in partner economics could materially harm the business.

The Company's future success depends on the efforts of a small management team.

The loss of services of members of the small management team may have an adverse effect on the Company. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to grow the business.

Investors' securities are illiquid and subject to transfer restrictions.

Securities sold pursuant to Regulation CF have numerous transfer restrictions and no secondary market exists for them. Investors may need to hold their securities indefinitely.

An investor in the Company holds a minority position and cannot influence governance.

Investors hold no independent right to name or remove any officer or director of the Company and have limited ability to influence corporate actions.

Additional issuances of securities will dilute investors.

The Company expects to raise additional capital. Future issuances of equity or convertible securities—including conversion of the Company's outstanding convertible notes and SAFEs—will dilute the percentage interest of existing investors, potentially materially.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Each reader of this Form C-AR is encouraged to carefully analyze the risks described above together with the financial statements attached hereto.

BUSINESS

Description of the Business

Hightag operates automated, GPS-triggered camera networks at action sports destinations. Users opt in through the Hightag mobile app; while a session is active, the app streams location data to Hightag's camera network, which captures video clips as the user passes camera locations and delivers the footage to the user's in-app account. The system evolved during 2025 from the Company's original RFID-based pilot architecture to GPS-based triggering with a rebuilt video pipeline ("Hightag 2.0").

Business Plan

The Company's pilot deployment of 10 cameras on mountain bike trails in northwest Arkansas validated consumer demand in a free-entry setting. The Company's plan is to deploy camera networks at paid-entry destination venues—bike parks and ski resorts—where footage capture is a natural complement to a paid recreation experience, monetized through consumer Day Passes and Memberships with a revenue share to destination partners. Installations at additional destination venues commenced following the 2025 platform redevelopment, and commercial expansion at paid-entry venues is the focus of fiscal 2026.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hightag Membership	Annual subscription providing access to automated photo/video capture and delivery at Hightag-equipped destinations	Consumers (action sports participants)
Hightag Day Pass	24-hour access pass to automated capture and delivery, activated in-app	Consumers (action sports participants)
Facility Premium Services	Annual contracts with partnered facilities covering media licensing and usage analytics	Destination partners (bike parks, ski resorts)

Competition

The Company's primary competitors include venue-installed photography systems used in ski and adventure settings, action camera hardware manufacturers, and professional photographers operating at destination venues. The Company differentiates through hands-free automated capture requiring no hardware purchase, mounting, or camera operation by the user.

Supply Chain and Customer Base

The Company designs its camera systems and assembles installations from commercially available hardware components combined with proprietary software. Its customer base consists of individual action sports participants at partnered destinations and the destination partners themselves. Free RFID tags distributed to facilitate access to the legacy service are not sold as standalone products.

Intellectual Property

The Company's intellectual property consists of proprietary software (including its GPS-triggering and video processing pipeline), its registered trademark and brand assets, and its internet domain.

Governmental/Regulatory Approval and Compliance

The Company's operations are subject to a variety of local, state, and federal regulations, including privacy and consumer protection laws applicable to the capture and delivery of user-initiated video at partnered facilities. The Company's system captures footage only for users who opt in through an active recording session. The Company maintains a Privacy Policy governing collection, retention, and deletion of footage and location data.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 110 NW 2nd Street, Suite 210, Bentonville, Arkansas 72712. The Company conducts business in the United States.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Alexander de la Fuente

Positions: Founder, Chief Executive Officer and Director (2022 – Present).

Principal occupation (last three years): Founder, Chief Executive Officer and Director of Hightag Inc. (2022 – Present). As Chief Executive Officer, Alex's responsibilities include leading the Company's vision, mission, and strategy.

Education: Bachelor of Business Administration in Entrepreneurship and Accounting, University of Houston (2015).

Jonathan de la Fuente

Positions: Founder, Chief Technology Officer and Director (2022 – Present).

Principal occupation (last three years): Founder, Chief Technology Officer and Director of Hightag Inc. (2022 – Present). As Chief Technology Officer, Jonathan leads and directs the Company's technology vision and leads hardware and software design and engineering.

Education: Bachelor of Science in Mechanical Engineering, Cornell University (2017); Master of Science in Electrical and Electronics Engineering, University of Michigan – Dearborn (2020).

Employees

The Company currently has 3 employees, located in Arkansas and Wyoming. The Company also engages independent contractors from time to time.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of Security	Amount Outstanding	Voting Rights	Material Terms
Common Stock ($0.00001 par value; 10,000,000 shares authorized)	4,924,706 shares issued and outstanding as of December 31, 2025. In connection with the Company's Regulation CF offering that closed February 14, 2026, 40,792 additional shares were sold to investors (held of record by BitGo Trust Company, Inc. as custodian for 101 investors) and 816 shares were issued to the intermediary as compensation, for 4,966,314 shares outstanding as of the date of this report	One vote per share	—

Stock Options (2022 Stock Plan)	90,900 options outstanding (15,900 employee; 75,000 advisor); 284,394 shares remain available for grant	None until exercise	Options to purchase common stock granted under the HIGHTAG INC. 2022 Stock Plan
Convertible Promissory Notes	$166,500 aggregate principal; $25,642 accrued interest (as of 12/31/2025)	None until conversion	5–6% simple interest; 2-year terms (all past maturity; see Debt below); conversion at the lesser of 80% of next-equity-financing price or a $5,000,000 valuation cap
Simple Agreements for Future Equity (SAFEs)	$524,500 aggregate purchase amount	None until conversion	$134,500 issued through early 2024 at a $5,000,000 valuation cap; $390,000 issued December 2024–2025 at a $9,000,000 valuation cap with an 80% discount rate. No SAFEs have converted.

The securities sold in the Company's Regulation CF offering are common stock held of record by BitGo Trust Company, Inc., as custodian and legal title holder for the 101 investors in the offering; investors hold beneficial interests through the custodian arrangement.

Debt

The Company has the following debt outstanding:

Type of Debt	**Convertible Promissory Notes**
Name of Creditor	Softeq Venture Studio ($125,000 at 5.00%, issued 01/01/2023) and five individual lenders ($41,500 in aggregate at 6.00%, issued February–July 2023)
Amount Outstanding	$166,500 principal; $25,642 accrued interest as of December 31, 2025
Interest Rate and Payment Schedule	5.00%–6.00% simple interest per annum; no periodic payments; principal and interest due at maturity or conversion
Maturity Date	Two years from issuance; all notes matured between January 2025 and July 2025 and remain outstanding
Other Material Terms	The notes convert automatically upon a qualified next equity financing, and at maturity may be converted at the election of the requisite holders at a price based on a $5,000,000 valuation cap. No conversion event has occurred, no holder has elected maturity conversion, and no holder has demanded repayment; the notes remain outstanding.

The Company also maintains business credit cards with an outstanding balance of $2,912 as of December 31, 2025.

Prior Offerings

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Amount Sold	Use of Proceeds	Offering Date	Exemption
SAFEs	$134,500 (through early 2024); $390,000 (Dec. 2024 – 2025)	Working capital; platform development	2023–2025	Section 4(a)(2) / Regulation D
Common Stock	$75,466 (40,792 shares at $1.85 per share, plus 816 intermediary compensation shares)	Working capital; commercial deployment	Closed February 14, 2026	Regulation CF
Common Stock (advisor shares)	124,706 shares issued for advisory services (non-cash; $230,706 fair value)	Advisory services	Granted April 4, 2025	Section 4(a)(2)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Class Held	Percentage of Voting Power
Alexander de la Fuente	2,137,500 shares of Common Stock	43.04%
Jonathan de la Fuente	2,137,500 shares of Common Stock	43.04%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Fiscal 2025 was a deliberate transition year. The Company substantially curtailed commercial operations to invest in a comprehensive redevelopment of its core technology platform—replacing RFID-based triggering with GPS-based triggering and rebuilding its video capture and delivery pipeline—to improve scalability across sports, venues, and climates. Personnel and testing costs related to this redevelopment represent the majority of the Company's 2025 operating expenses and are not expected to recur at the same level. Early in 2025, prior to the determination to redevelop the platform, the Company also engaged a marketing agency in support of planned expansion; that engagement has ceased and related expenses do not continue into 2026.

Net revenue for fiscal 2025 was $17,682, compared to $22,963 for fiscal 2024, reflecting the curtailment of commercial activity during the redevelopment. The Company's net loss for fiscal 2025 was $618,210, compared to a net loss of $48,739 for fiscal 2024 (as conformed; see Exhibit A). The 2025 net loss includes $230,706 of non-cash stock-based compensation expense related to 124,706 shares of common stock issued to Venture Center Arkansas Fund I LP for advisory services (granted April 4, 2025, valued at the $1.85 per share Regulation CF offering price). The Company is not profitable and had an average monthly operating cash outflow of approximately $32,000 during 2025.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash and cash equivalents of $96,633. During 2025 the Company funded operations primarily through the issuance of $390,000 of SAFEs. Subsequent to year end, in February 2026, the Company completed an offering pursuant to Regulation CF, raising $75,466. The Company intends to fund fiscal 2026 operations through revenue from commercial deployments at paid-entry destination venues and additional debt and/or equity financing as needed. The Company is also in discussions with lenders regarding a revolving credit facility to finance camera hardware deployments.

The Company's convertible promissory notes ($166,500 principal plus accrued interest) are past maturity and are classified as current liabilities; resolution of these notes through conversion, extension, or repayment is a near-term capital structure priority. There can be no assurance that the Company will be able to raise additional capital on acceptable terms, and the financial statements attached hereto describe conditions that raise substantial doubt about the Company's ability to continue as a going concern.

Capital Expenditures and Other Obligations

The Company invested $19,634 in camera equipment and related property during 2025. Future material capital expenditures are expected to consist principally of camera hardware for destination deployments.

Material Changes and Other Information; Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A. As described in Exhibit A, the accompanying statements are founder-prepared and unaudited, and the December 31, 2024 comparative balances have been conformed from the Company's previously issued reviewed financial statements in three respects (SAFE measurement at purchase amount; presentation of service supplies as a current asset; reinstatement of intangible assets at cost), with the effects quantified in the notes thereto.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D under the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Purchasers may legally be able to transfer the securities after the one-year holding period but may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. During fiscal 2025 and through the date of this report, the Company had no transactions with related persons requiring disclosure under Rule 201(r) of Regulation CF.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

This Form C-AR, covering the fiscal year ended December 31, 2025, is being filed after the deadline prescribed by Rule 202(a) of Regulation CF (120 days after fiscal year end). In addition, the Company's Form C-U progress update for its Regulation CF offering that closed on February 14, 2026 was filed after the deadline prescribed by Rule 203(a)(3). Except as described in the preceding two sentences, the Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Alexander de la Fuente

(Signature)

Alexander de la Fuente
(Name)

Founder, Chief Executive Officer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Alexander de la Fuente

Alexander de la Fuente — Founder, Chief Executive Officer, Director — Date: August 18, 2026

Jonathan de la Fuente

Jonathan de la Fuente — Founder, Chief Technology Officer, Director — Date: August 18, 2026

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A — Financial Statements of the Company for the fiscal years ended December 31, 2025 and December 31, 2024 (unaudited; founder-prepared), comprising balance sheets, statements of operations, statements of changes in stockholders' deficit, statements of cash flows, and notes thereto.

EXHIBIT A

HIGHTAG INC.

FINANCIAL STATEMENTS — YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited — Founder-Prepared)

BALANCE SHEETS

As of December 31,	2025	2024 (as conformed)
ASSETS		
Cash and cash equivalents	$96,633	$113,529
Service supplies	15,101	14,247
Total current assets	111,734	127,776
Property and equipment, gross	78,128	58,494
Less: accumulated depreciation	(25,391)	(11,729)
Property and equipment, net	52,737	46,765
Intangible assets	5,612	5,512
TOTAL ASSETS	$170,083	$180,053
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Credit cards payable	$2,912	$13,290
Convertible notes payable — current (past maturity)	166,500	166,500
Accrued interest on convertible notes	25,642	16,902
Deferred revenue	3,056	13,884
Total current liabilities	198,110	210,576
Simple agreements for future equity	524,500	134,500
Total liabilities	722,610	345,076
Common stock ($0.00001 par; 10,000,000 shares authorized; 4,924,706 and 4,800,000 shares issued and outstanding)	49	48
Additional paid-in capital	236,741	6,036
Accumulated deficit	(789,317)	(171,107)
Total stockholders' deficit	(552,527)	(165,023)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$170,083	$180,053

STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2025	2024 (as conformed)
Net revenue	$17,682	$22,963
Cost of goods sold	226	—
Gross profit	17,456	22,963
General and administrative	312,721	107,449
Selling and marketing	69,536	2,040
Depreciation	13,662	7,705
Stock-based compensation (non-cash)	230,706	—
Total operating expenses	626,625	117,194
Net operating loss	(609,169)	(94,231)
Interest expense	8,740	8,740
Other income, net	(149)	(54,232)
Provision for income taxes	450	—
Net loss	$(618,210)	$(48,739)

2024 amounts are as previously reviewed, conformed to remove the $27,909 SAFE fair-value remeasurement from other expense and to present depreciation separately from general and administrative expense. See Note 2.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Shares	Common Stock	APIC	Accumulated Deficit	Total
Balance, December 31, 2024 — as previously reviewed	4,800,000	$48	$6,036	$(217,715)	$(211,631)
Conforming adjustments (Note 2)	—	—	—	46,608	46,608
Balance, December 31, 2024 — as conformed	4,800,000	48	6,036	(171,107)	(165,023)
Common stock issued for advisory services (Note 6)	124,706	1	230,705	—	230,706
Net loss	—	—	—	(618,210)	(618,210)
Balance, December 31, 2025	4,924,706	$49	$236,741	$(789,317)	$(552,527)

STATEMENTS OF CASH FLOWS

For the Year Ended December 31,	2025
OPERATING ACTIVITIES	
Net loss	$(618,210)
Depreciation	13,662
Stock-based compensation (non-cash)	230,706
Accrued interest on convertible notes	8,740
(Increase) in service supplies	(854)
(Decrease) in deferred revenue	(10,828)
(Decrease) in credit cards payable	(10,378)
Net cash used in operating activities	(387,162)
INVESTING ACTIVITIES	
Purchases of property and equipment	(19,634)
Purchases of intangible assets	(100)
Net cash used in investing activities	(19,734)
FINANCING ACTIVITIES	
Proceeds from issuance of SAFEs	390,000
Net cash provided by financing activities	390,000
Net change in cash	(16,896)
Cash — beginning of year	113,529
Cash — end of year	$96,633

Supplemental disclosures: cash paid for interest — none; cash paid for income taxes — $450. Non-cash financing activity: 124,706 shares of common stock issued for advisory services ($230,706).

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Hightag Inc. (the "Company") was incorporated on September 27, 2022, in the State of Delaware, with headquarters in Bentonville, Arkansas. The Company designs, manufactures, and operates automated camera systems that capture and deliver action photos and videos to athletes. The Company generates revenue primarily through consumer purchases of Day Passes and Memberships, with a secondary revenue stream from partnered facilities via premium service contracts.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared by management on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and are unaudited. They have not been reviewed or audited by an independent accountant. The Company has adopted the calendar year as its basis of reporting. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts; actual results could differ from those estimates.

Conforming changes to previously issued 2024 balances. The Company's financial statements for the years ended December 31, 2024 and 2023 were previously issued with an independent accountants' review report. In these statements, management has conformed the December 31, 2024 comparative balances in three respects: (a) simple agreements for future equity are measured at purchase amount rather than at fair value, removing a $27,909 fair-value adjustment previously recognized; (b) service supplies of $14,247 are presented as a current asset (replacing packaging inventory of $1,060 previously presented), reflecting supplies on hand at year end; and (c) intangible assets (internet domain and trademark) of $5,512 are reinstated at cost. The aggregate effect is a $46,608 decrease in accumulated deficit as of December 31, 2024, relative to the previously issued statements, and a corresponding decrease in the previously reported 2024 net loss of $27,909 (from $76,648 to $48,739). Management believes the conformed presentation better reflects the nature of the Company's obligations and assets.

Cash and cash equivalents include all cash in banks. Service supplies consist of consumable supplies, including RFID tags distributed without charge to facilitate access to the legacy service, held for use in operations. Property and equipment are stated at cost and depreciated using the straight-line method over an estimated useful life of five years, with a half-year convention applied to current-year additions. Intangible assets consist of the Company's internet domain and trademark, which have indefinite useful lives, are not amortized, and are reviewed for impairment when indicators are present; no impairment was recorded in 2025 or 2024.

Revenue recognition. The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue from Day Passes is recognized over a 24-hour period beginning at activation. Membership revenue is recognized ratably over the subscription term, typically one year. Revenue from annual contracts with partnered facilities is recognized over the term of the agreement as services are provided. Amounts collected in advance of recognition are recorded as deferred revenue ($3,056 and $13,884 as of December 31, 2025 and 2024, respectively).

Income taxes. The Company is taxed as a C corporation and accounts for income taxes under the liability method. A full valuation allowance is recorded against net deferred tax assets. As of December 31, 2024, the Company had federal net operating loss carryforwards of approximately $236,450, which do not expire; 2025 losses increased the carryforward.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of camera systems and related equipment of $78,128 and $58,494 gross as of December 31, 2025 and 2024, respectively, less accumulated depreciation of $25,391 and $11,729. Depreciation expense for 2025 and 2024 was $13,662 and $7,705, respectively.

4. DEBT

The Company has issued convertible promissory notes totaling $166,500 in principal: $125,000 at 5.00% simple interest issued January 1, 2023, and five notes totaling $41,500 at 6.00% simple interest issued between February and July 2023. All notes carry two-year terms and matured between January and July 2025. Accrued interest was $25,642 and $16,902 as of December 31, 2025 and 2024, respectively; interest expense was $8,740 in each year. The notes convert automatically upon a qualified next equity financing at the lesser of 80% of the financing price or a price based on a $5,000,000 valuation cap, and at maturity may be converted at the election of the requisite holders on the valuation-cap basis. No conversion event has occurred, no holder has elected maturity conversion, and no holder has demanded repayment; the notes remain outstanding and are classified as current liabilities.

5. SIMPLE AGREEMENTS FOR FUTURE EQUITY

The Company has issued SAFEs totaling $524,500 in purchase amounts ($134,500 outstanding as of December 31, 2024, and an additional $390,000 issued during 2025). SAFEs issued through early 2024 carry a $5,000,000 valuation cap; SAFEs issued from December 2024 onward carry a $9,000,000 valuation cap and an 80% discount rate. The SAFEs are classified as non-current liabilities and are measured at their purchase amounts. In the Company's previously issued reviewed financial statements for the year ended December 31, 2024, SAFEs were measured at fair value pursuant to ASC 480, resulting in a reported carrying amount of $162,409, which included a $27,909 fair-value adjustment in excess of purchase amounts. In these financial statements, management has elected to present SAFEs at purchase amount, as management believes this better reflects the nature of the obligation given the SAFEs' expected settlement through conversion to equity rather than cash redemption, and the comparative December 31, 2024 balance has been conformed to this presentation (see Note 2). No SAFEs have converted.

6. STOCKHOLDERS' DEFICIT

The Company is authorized to issue 10,000,000 shares of common stock, $0.00001 par value. As of December 31, 2025 and 2024, 4,924,706 and 4,800,000 shares were issued and outstanding, respectively. On April 4, 2025, the Company granted 124,706 shares of common stock to an investor-advisor for advisory services; the shares were valued at $1.85 per share — the price at which the Company subsequently sold common stock in its Regulation CF offering, consistent with contemporaneous SAFE issuances at a $9,000,000 valuation cap — resulting in non-cash stock-based compensation expense of $230,706. Under the Company's 2022 Stock Plan, options to purchase 90,900 shares were outstanding as of December 31, 2025 (all granted prior to 2025) and 284,394 shares remained available for grant.

7. RELATED PARTY TRANSACTIONS

There were no related party transactions during the year ended December 31, 2025 requiring disclosure.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis. The Company incurred a net loss of $618,210 in 2025 (including $230,706 of non-cash stock-based compensation), used $387,162 of cash in operating activities, and held cash of $96,633 at year end against total liabilities of $722,610, including $166,500 of convertible notes past maturity. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued. Management's plans include generating revenue from commercial deployments at paid-entry destination venues, the completed Regulation CF offering described in Note 9, and additional debt and/or equity financing as needed. There are no assurances that management will be able to raise capital on acceptable terms. The financial statements do not include any adjustments that might result from these uncertainties.

9. SUBSEQUENT EVENTS

On February 14, 2026, the Company completed an offering pursuant to Regulation CF, raising gross proceeds of $75,466 through the sale of 40,792 shares of common stock at $1.85 per share, held of record by BitGo Trust Company, Inc. as custodian for 101 investors. The Company issued 816 shares of common stock to the intermediary as an equity fee and incurred a $15,000 cash intermediary fee. Subsequent events have been evaluated through the date of this Form C-AR, which is the date the financial statements were available to be issued.

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Details

FILE NAME	Hightag_Form_C-AR_FY2025.docx - 8/17/26, 8:27 PM
STATUS	Signed
STATUS TIMESTAMP	2026/08/19 01:08:48 UTC

Activity

SENT	alex@hightag.com **sent** a signature request to: • Alexander de la Fuente (alex@hightag.com) • Jonathan de la Fuente (jonathan@hightag.com)	2026/08/18 01:28:09 UTC
SIGNED	**Signed** by Jonathan de la Fuente (jonathan@hightag.com)	2026/08/18 04:30:28 UTC
SIGNED	**Signed** by Alexander de la Fuente (alex@hightag.com)	2026/08/19 01:08:48 UTC
COMPLETED	This document has been signed by all signers and is **complete**	2026/08/19 01:08:48 UTC

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